First Rate Staffing Corporation

2775 West Thomas Road

Suite 107

Phoenix, Arizona 85018

(602) 442-5277

July 13, 2015

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	First Rate Staffing Corporation

Registration Statement on Form S-1

File No. 333-184910

To the Securities and Exchange Commission:

First Rate Staffing Corporation (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 (File No. 333-184910).

In regard to the Registration Statement, the Company and its management hereby confirm, as of the date first set forth above, the following:

There are no material adverse trends in terms of the Company’s business, financial conditions or results of operations since the end of the second quarter of the fiscal year 2015.

Sincerely,

FIRST RATE STAFFING CORPORATION

/s/ Cliff Blake

Cliff Blake
Chief Executive Officer